SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 1-724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

Date: June 30, 2003	By	/s/ Pamela N. Hootkin
Pamela N. Hootkin, Member of
Administrative Committee

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

Financial Statements

Years ended December 31, 2002 and 2001

Contents

[Letterhead of Ernst & Young LLP]

Report of Independent Auditors

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Residents of the Commonwealth of Puerto Rico as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 11, 2003

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Investments, at fair value (Notes A and E):
Investments held by UMB Trust:
Money Market Funds	$ 3,953	$ -
Mutual Funds	20,500	-
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	11,934	-
Shares of Master Trust:
Mutual Funds held by State Street Bank	-	41,671
Common Stock--Employer Company Fund	-	17,629
Common Trust Fund *	-	6,894
Participant loans receivable	-	1,503
Contribution receivable	321	-
Net assets available for benefits	$ 36,708	$ 67,697

*Consists of the Money Market Fund (Chase Manhattan Bank Domestic Liquidity Fund).

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001

Additions
Contributions:
Employer Company Fund, net of forfeitures	$ 776	$ -
Employees	1,725	-
	2,501	-
Interest and investment income	659	2,527
Total additions	3,160	2,527

Deductions
Payments to participants	-	69,591
Transfer out	31,671	-
Administrative expenses	-	36
Total deductions	31,671	69,627

Net realized and unrealized depreciation of investments	(2,478)	(10,193)
Net decrease	(30,989)	(77,293)

Net assets available for benefits at beginning of year	67,697	144,990
Net assets available for benefits at end of year	$ 36,708	$ 67,697

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

Notes to Financial Statements

December 31, 2002

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Change in Trustee and Recordkeeper

Effective February 1, 2002, the Plan's Trustee changed from State Street Bank (the "Predecessor Trustee") to UMB Bank (the "Trustee" or "Successor Trustee"). On the same date, the Plan's recordkeeper changed from PricewaterhouseCoopers/Unifi Network (the "Predecessor Recordkeeper") to Strong Retirement Plan Services (the "Recordkeeper" or "Successor Recordkeeper").

Master Trust

On March 28, 2002, the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the "Master Trust") was established for the investment of the Company's Common Stock Fund. The Plan is one of three plans participating in the Master Trust. For the period February 1, 2002 through March 27, 2002, assets from the Company's Common Stock Fund were held in the Puerto Rico Plan Trust.

General

The Plan is a defined contribution plan covering salaried clerical and hourly production associates of Phillips-Van Heusen Corporation (the "Company") who are residents of the Commonwealth of Puerto Rico, have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective April 1, 2002, the Plan covers salaried and hourly retail field workers who are residents of the Commonwealth of Puerto Rico who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week.

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan. The Company matches 100% of the first 2% of base compensation that a participant contributed to the Plan plus 25% of the next 4% of base compensation contributed by the participant.

The Company opened retail outlet stores in 2001. Employees first became eligible participants in 2002. Therefore, there were no contributions in 2001.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested. Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively. Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant. However, existing balances contributed to the Company's Common Stock Fund as of March 31, 1999 must remain in the fund until participants are age 55 or older, at which time they may choose to transfer their investment.

A. Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

B. Significant Accounting Policies (continued)

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee. Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company. The Master Trust holds the investments in Employers Common Stock. The Plan shares in the Master Trust interest and investment income based upon its participants' shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 presentation.

C. Transactions with Parties-in-Interest

During the years ended December 31, 2002 and 2001, the Master Trust purchased -0- and 103,200 shares, respectively, of the Company's common stock and received $131,563 and $187,304, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 20,519 and 168,533 shares of the Company's common stock during the years ended December 31, 2002 and 2001, respectively.

D. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
	2002	2001

Common stock - Employer Company Fund		$(11,949)
Investment in Master Trust	$ (549)	-
Shares of registered investment companies	(1,929)	1,756
	$(2,478)	$(10,193)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2002	2001

Common Stock - Employer Company Fund	$ -	$17,629
Equity Fund	-	15,002
Bond Fund	-	8,049
Balanced Fund	-	10,905
Current International Fund	-	3,662
Money Market Fund	-	6,894
Investment in PVH Stock Master Trust	11,934	-
Dodge & Cox Balanced	6,108	-
Dreyfus Appreciation Fund	5,073	-
Strong Advisor Bond	6,872	-
Strong Stable Value	3,953	-
Shares of registered companies representing less than 5%	2,447	5,556

D. Investments (continued)

The Plan was one of three plans in the AIP Master Trust and represented an approximate .09% interest in the trust at December 31, 2001. Effective March 28, 2002, the assets in this Master Trust were transferred to a new trustee. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2002 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$ 13,914,265	$ 8,384,429	$ 3,865,398	$10,064,698	$ 19,694,576	$ 3,225,345	$ 3,073,063	$ 4,753,611	$ 1,521,216	$ 68,496,601
Interest and investment income	47,455	77,551	44,411	65,597	44,993	(2,878)	(5,519)	16,043	-	287,653
Contributions received:
Employees	71,428	144,584	124,474	235,412	458,219	111,822	132,993	245,058	-	1,523,990
Rollovers	(31,429)	319	3,023	8,995	14,062	3,212	4,198	4,858	-	7,238
Employer, net of forfeitures	227,839	34,383	35,667	52,573	113,104	26,501	54,064	115,590	-	659,721
Net realized and unrealized appreciation (depreciation)	1,473,020	-	(39,430)	152,490	78,061	49,143	146,145	(11,189)	-	1,848,240
Loan principal repayments	12,659	24,905	19,808	27,803	43,773	17,311	14,116	39,232	-	199,607
Loan interest repayments	1,961	4,591	3,471	5,540	8,566	2,041	2,360	3,456	-	31,986
Loans issued	(31,544)	(36,623)	(17,949)	(55,097)	(82,557)	(23,852)	(31,041)	(29,536)	88,557	(219,642)
Payments to participants	(1,293,379)	(656,612)	(382,741)	(761,454)	(1,475,122)	(256,262)	(177,056)	(165,241)	(121,951)	(5,289,818)
Transfers to UMB	(14,392,275)	(7,977,527)	(3,656,132)	(9,796,557)	(18,897,675)	(3,152,383)	(3,213,323)	(4,971,882)	(1,487,822)	(67,545,576)
Net assets at end of year	$ -	$ -	$ -	$ -	$ -	$	$ -	$ -	$ -	$ -

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

Notes to Financial Statements (continued)

D. Investments (continued)

The Plan was one of three plans in the AIP Master Trust and represented an approximate .09% interest in the trust at December 31, 2001. Effective March 28, 2002, the assets in this Master Trust were transferred to a new trustee. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 2001 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Current International Fund	Small Cap Fund	Spartan Equity Index Fund	Loan Fund	Total

Net assets at beginning of year	$17,408,929	$ 6,931,550	$2,266,319	$10,055,036	$21,671,208	$4,317,250	$2,364,232	$4,128,418	$1,155,798	$70,298,740
Interest and investment income	211,805	326,000	172,897	521,328	398,155	-	-	54,834	-	1,685,019
Contributions received:
Employer Company, net of forfeitures	904,344	130,593	76,131	158,708	414,788	93,210	180,316	430,467	-	2,388,557
Employees	347,457	576,294	417,928	1,103,647	1,881,342	454,350	509,091	986,114	-	6,276,223
Net realized and unrealized appreciation (depreciation)	(2,480,462)	-	67,698	(628,631)	(2,438,359)	(815,305)	89,859	(590,066)	-	(6,795,266)
Loans to participants, net of repayments	876,751	(73,168)	(18,458)	(91,618)	(103,105)	(18,936)	(11,975)	(7,568)	428,822	980,745
Payments to participants	(1,952,865)	(986,112)	(263,837)	(934,613)	(1,388,626)	(239,222)	(145,340)	(295,294)	(63,404)	(6,269,313)
Administrative expenses	-	(17,517)	-	-	-	(32,813)	(17,774)	-	-	(68,104)
Transfers (to) from other accounts	(1,401,694)	1,496,789	1,146,720	(119,159)	(740,827)	(533,189)	104,654	46,706	-	-
Net assets at end of year	$13,914,265	$8,384,429	$3,865,398	$10,064,698	$19,694,576	$3,225,345	$3,073,063	$4,753,611	$1,521,216	$68,496,601

Plan's beneficial interest at end of year	$ 17,629	$ 6,894	$ 8,049	$ 10,905	$ 15,002	$ 3,662	$ 1,449	$ 2,604	$ 1,503	$ 67,697

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

E. Non-Participant-Directed Investments

Changes in the Master Trust net assets held during the year ended December 31, 2002 were as follows:

December
31, 2002

Net assets:
Phillips-Van Heusen Common Stock	$13,358,089
Strong Money Market Fund	524,115
Other	2,168
$13,884,372

Year ended December 31, 2002

Net assets at beginning of year	$ -
Changes in net assets:
Transfer from predecessor trustee	14,595,742
Contributions	821,757
Loan repayments, interest	6,273
Earnings and net realized and unrealized depreciation in fair value	(403,837)
Distributions to participants	(1,074,496)
Transfers to participant directed investments	(61,067)
Net assets at end of year	$13,884,372

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and a new determination letter has been applied for. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

G. Transfer Out

The prior Recordkeeper proposed a reallocation of assets among the plans in the predecessor Master Trust in 2001 by adjusting the opening balances. A final determination on the correct reallocation was made in March 2002 when the assets in the predecessor Master Trust were distributed to separate trusts for the plans and the Recordkeeper conversion process was complete. This transfer out adjustment was made to reflect this reallocation.

Supplemental Schedule

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Strong Retirement Plan Services	Barclays Global Equity Index; 69.1087 shares	$ 548
Strong Retirement Plan Services	Dodge & Cox Balanced Fund; 100.5415 shares	6,108
Strong Retirement Plan Services	Dreyfus Appreciation Fund; 162.6028 shares	5,073
Strong Retirement Plan Services	Janus Adviser International; 92.9120 shares	1,688
Strong Retirement Plan Services	Strong Advisor Small Cap Value; 11.1387 shares	6,872
Strong Retirement Plan Services	Strong Advisor Bond; 631.5998 shares	211
Total investments held by UMB Trust- Mutual Funds		$20,500

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors
99.1	Certification of Emanuel Chirico Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350